Exhibit 4.5

FOURTH AMENDMENT AND MODIFICATION

TO AMENDED AND RESTATED LOAN AGREEMENT

THIS FOURTH AMENDMENT AND MODIFICATION TO AMENDED AND RESTATED LOAN AGREEMENT (the “Amendment”) is made effective as of the 16th day of November, 2016, by and among J & J SNACK FOODS CORP. (“Parent”), THE SUBSIDIARIES OF J & J SNACK FOODS CORP. SIGNATORY HERETO (the “Subsidiary Borrowers”; together with Parent, each, a “Borrower” and, collectively, the “Borrowers”), THE BANKS SIGNATORY HERETO (the “Banks”) and CITIZENS BANK OF PENNSYLVANIA, as sole administrative agent and arranger for the Banks (the “Agent”).

BACKGROUND

A.     Pursuant to that certain Amended and Restated Loan Agreement dated December 1, 2006, by and among Borrowers, Banks and Agent (as amended by that certain First Amendment and Modification to Amended and Restated Loan Agreement dated as of November 22, 2011, that certain Waiver and Second Amendment and Modification to Amended and Restated Loan Agreement dated as of April 6, 2014, that certain Third Amendment and Modification to Amended and Restated Loan Agreement dated as of October 22, 2015, and as the same may hereafter be further amended, modified, supplemented or restated from time to time, being referred to herein as the “Loan Agreement”), Banks agreed, inter alia, to extend to Borrowers a revolving credit facility in the maximum amount of up to Fifty Million Dollars ($50,000,000.00).

B.     Borrowers have requested and Banks and Agent have agreed to amend the Loan Agreement in accordance with the terms and conditions contained herein.

C.     All capitalized terms contained herein and not otherwise defined herein shall have the meanings set forth in the Loan Agreement.

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:

1.            New Defined Terms. The following new defined terms “Commodity Exchange Act”, “Excluded Hedging Obligations”, “Fourth Amendment Effective Date”, “Hedging Obligations”, and “London Banking Day” are hereby inserted into Article I of the Loan Agreement, in appropriate alphabetical order, to read as follows:

Commodity Exchange Act: 7 U.S.C. § 1 et seq., as amended from time to time, and any successor statute or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof).

Excluded Hedging Obligations: any Hedging Obligation if, and to the extent that, all or a portion of the agreement obligating a Borrower to pay, or the grant by a Borrower of a security interest to secure, such Hedging Obligation (or any guarantee thereof) is or becomes impermissible under the Commodity Exchange Act by virtue of such Borrower’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act at the time this Agreement becomes effective with respect to such Hedging Obligation.

Fourth Amendment Effective Date: November 16, 2016.

Hedging Obligations: all obligations of any Borrower to Agent or any Bank or any Affiliate of Agent or any Bank under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act and shall include without limitation all obligations under any Interest Rate Contract, including, without limitation, any rate swap, basis swap, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, forward transactions, currency swap transactions, cross-currency rate swap transactions, currency options between a Borrower and Agent or any Bank (or any Affiliate of Agent or any Bank).

London Banking Day: a day on which dealings in US dollars deposits are transacted in the London interbank market.

2.          Amended Defined Terms. The defined terms “Business Day”, “Commitment Termination Date”, “Interest Period”, “Interest Rate Contracts”, “LIBOR”, “Obligations”, “Prime Rate”, “Regulatory Change”, and “Reserve Requirement”, set forth in Article I of the Loan Agreement are hereby deleted in their entirety and replaced, respectively, with the following:

Business Day: (i) any day which is neither a Saturday or Sunday nor a legal holiday on which commercial banks are authorized or required to be closed in Philadelphia, Pennsylvania; and (ii) when such term is used to describe a day on which a borrowing, payment, prepaying, or repaying is to be made in respect of any LIBOR Loan, any day which is: (A) neither a Saturday or Sunday nor a legal holiday on which commercial banks are authorized or required to be closed in Philadelphia, Pennsylvania; and (B) a London Banking Day; and (iii) when such term is used to describe a day on which an interest rate determination is to be made in respect of any LIBOR Loan, any day which is a London Banking Day.

Commitment Termination Date: November 16, 2021, subject to earlier termination as provided in this Agreement.

Interest Period: relative to any LIBOR Loan:

(i)     initially, the period beginning on (and including) the date on which such LIBOR Loan is made or continued as, or converted into, a LIBOR Loan pursuant to Section 2.2 or 2.11 and ending on (but excluding) the day which numerically responds to such date one, three or six months thereafter (or, if such month has no numerically corresponding day, on the last Business Day of such month), in each case as a Borrower may select in its notice pursuant to Section 2.2 or 2.11; and

(ii)     thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such LIBOR Loan and ending one, three or six months thereafter, as selected by a Borrower by irrevocable notice to the Agent pursuant to Section 2.2 hereof;

provided, however, that:

(A)     at no time may there be more than five (5) Interest Periods in effect with respect to LIBOR Loans;

(B)     Interest Periods commencing on the same date for LIBOR Loans comprising part of the same advance under this Agreement shall be of the same duration;

(C)     Interest Periods for LIBOR Loans in connection with which a Borrower has or may incur Hedging Obligations with Agent or any Bank shall be of the same duration as the relevant periods under the applicable Interest Rate Contracts;

(D)     if such Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next following Business Day unless such day falls in the next calendar month, in which case such Interest Period shall end on the first preceding Business Day; and

(E)     no Interest Period may end later than the termination of this Agreement.

Interest Rate Contracts: any documentation evidencing any interest rate swap, interest rate “cap” or “collar” or any other interest rate hedging device or swap agreement (as defined in 11 U.S.C. § 101, et seq.) between a Borrower or Agent or any Bank (or any Affiliate of Agent or any Bank), or any agreements or arrangements between a Borrower and Agent or any Bank (or any Affiliate of Agent or any Bank) designed to protect such Borrower against fluctuations in interest rates or currency exchange rates, or any other interest rate protection agreements, foreign currency exchange agreements, commodity purchase or option agreements, or any other interest rate hedging devices or swap agreements, including, without limitation, ISDA master swap agreements, as the same may be replaced, substituted, amended, restated and/or modified from time to time.

LIBOR: relative to any Interest Period for LIBOR Loans, the offered rate for deposits of U.S. Dollars for a term coextensive with the designated Interest Period that the ICE Benchmark Administration (or any successor administrator of LIBOR rates) fixes as its LIBOR rate as of 11:00 a.m. London time on the day that is two (2) London Banking Days prior to the beginning of such Interest Period.  If such day is not a London Business Day, LIBOR shall be determined on the next preceding day which is a London Business Day. If for any reason Agent cannot determine such offered rate by the ICE Benchmark Administration (or any successor administrator of LIBOR rates), Agent may, in its discretion, select a replacement index based on the arithmetic mean of the quotations, if any, of the interbank offered rate by first class banks in London or New York for deposits in comparable amounts and maturities.  Each calculation by Agent of LIBOR shall be conclusive and binding for all purposes, absent manifest error.

Obligations: all obligations of any Borrower to Agent or any Bank or any Affiliate of Agent or any Bank, whether now or hereafter owing or existing, including, without limitation, those arising under the Loan Documents, all obligations to reimburse Agent or any Bank or any Affiliate of Agent or any Bank for payments made by Agent or any Bank or any such Affiliate pursuant to any letter of credit issued for the account or benefit of a Borrower by Agent or any Bank or any Affiliate of Agent or any Bank, all Hedging Obligations, all other obligations to Agent or any Bank or any Affiliate of Agent or any Bank under any Interest Rate Contract, all obligations to Agent or any Bank or any Affiliate of Agent or any Bank under any commercial credit cards, automated clearing house transfers and all other bank products provided by Agent or any Bank or any Affiliate of Agent or any Bank, all other obligations or undertakings now or hereafter made by or for the benefit of a Borrower to or for the benefit of Agent or any Bank or any Affiliate of Agent or any Bank under any other agreement, promissory note or undertaking now existing or hereafter entered into by a Borrower with Agent or any Bank or any such Affiliate, including, without limitation, all obligations of a Borrower to Agent or any Bank or any Affiliate of Agent or any Bank under any guaranty or surety agreement and all obligations of a Borrower to immediately pay to Agent or any Bank or any Affiliate of Agent or any Bank the amount of any overdraft on any deposit account maintained with Agent or any Bank or any Affiliate of Agent or any Bank, together with all interest and other sums payable in connection with any of the foregoing; provided, however, notwithstanding anything in this definition to the contrary, Excluded Hedging Obligations are not Obligations.

Prime Rate:     a rate per annum equal to the rate of interest announced by Agent in Philadelphia, Pennsylvania, from time to time as its “Prime Rate.” Any change in the Prime Rate shall be effective immediately from and after such change in the Prime Rate. Interest accruing by reference to the Prime Rate shall be calculated on the basis of actual days elapsed and a 360-day year. Borrowers acknowledge that Agent and Lenders may make loans to their respective customers above, at or below the Prime Rate.

Regulatory Change:     the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any governmental authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any governmental authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

Reserve Requirement: relative to any day of any Interest Period for a LIBOR Loan, the maximum aggregate (without duplication) of the rates (expressed as a decimal fraction) of reserve requirements (including all basic, emergency, supplemental, marginal and other reserves and taking into account any transitional adjustments or other scheduled changes in reserve requirements) under any regulations of the Board of Governors of the Federal Reserve System (the “Board”) or other governmental authority having jurisdiction with respect thereto as issued from time to time and then applicable to assets or liabilities consisting of “Eurocurrency Liabilities”, as currently defined in Regulation D of the Board, having a term approximately equal or comparable to such Interest Period.

3.            Indebtedness. The defined term “Indebtedness” set forth in Article I of the Loan Agreement is hereby amended by inserting the following sentence at the end thereof:

“Notwithstanding anything herein to the contrary, any lease that is treated as an operating lease for purposes of GAAP as of the Fourth Amendment Effective Date shall not be treated as Indebtedness or as a Capitalized Lease Obligation and shall continue to be treated as an operating lease (and any future lease, if it were in effect on the Fourth Amendment Effective Date, that would be treated as an operating lease for purposes of GAAP as of the Fourth Amendment Effective Date, shall be treated as an operating lease), in each case for purposes of this Agreement, notwithstanding any actual or proposed change in GAAP (or the effectiveness thereof) after the Fourth Amendment Effective Date.”

4.            Financial Covenants. Section 6.9(b) of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

“(b)     Tangible Net Worth that is greater than the sum of (i) $465,000,000 (less the amount by which the total consideration paid by Borrowers (including, but without duplication, the total amount of Indebtedness incurred by Borrowers) to consummate a Permitted Acquisition after the date of this Agreement exceeds the value, as shown on the Borrowers’ financial statements, of the tangible assets acquired by the Borrowers in such Permitted Acquisition (but any such reduction shall not, at any time, reduce such amount to less than $415,000,000)), plus (ii) beginning with Parent’s fiscal quarter ending on or about September 24, 2016, and with respect to each fiscal quarter of Parent thereafter, 50% of the Borrowers’ consolidated net income (determined in accordance with GAAP), on a cumulative basis and without any reduction for loss for each such fiscal quarter.”

5.            Schedules. Schedule 3.1 to the Loan Agreement is hereby amended by adding thereto the information set forth on Schedule 3.1 attached hereto.

6.            Amendment/References. The Loan Agreement and the Loan Documents are hereby amended to be consistent with the terms of this Amendment. All references in the Loan Agreement and the Loan Documents to (a) the “Loan Agreement” shall mean the Loan Agreement as amended hereby; and (b) the “Loan Documents” shall include this Amendment and all other instruments or agreements executed pursuant to or in connection with the terms hereof.

7.            Release. Each Borrower acknowledges and agrees that it has no claims, suits or causes of action against Agent or any Bank and hereby remises, releases and forever discharges Agent, each Bank, and their respective officers, directors, shareholders, employees, agents, successors and assigns, and any of them, from any claims, suits or causes of action whatsoever, in law or at equity, which such Borrower has or may have arising from any act, omission or otherwise, at any time up to and including the date of this Amendment.

8.            Additional Documents; Further Assurances. Each Borrower covenants and agrees to execute and deliver to Agent, or to cause to be executed and delivered to Agent contemporaneously herewith, at the sole cost and expense of Borrowers, the Amendment and any and all documents, agreements, statements, resolutions, searches, insurance policies, consents, certificates, legal opinions and information as Agent may require in connection with the execution and delivery of this Amendment or any documents in connection herewith, or to further evidence, effect, enforce or protect any of the terms hereof or the rights or remedies granted or intended to be granted to Agent herein or in any of the Loan Documents, or to enforce or to protect Agent’s interest in the Collateral. All such documents, agreements, statements, etc., shall be in form and content acceptable to Agent in its sole discretion. Each Borrower hereby authorizes Agent to file, at Borrowers’ cost and expense, financing statements, amendments thereto and other items as Agent may require to evidence or perfect Agent’s continuing security interest and liens in and against the Collateral. Each Borrower agrees to join with Agent in notifying any third party with possession of any Collateral of Agent’s security interest therein and in obtaining an acknowledgment from the third party that it is holding the Collateral for the benefit of Agent. Borrowers will cooperate with Agent in obtaining control with respect to Collateral consisting of deposit accounts, investment property, letter-of-credit rights and electronic chattel paper.

9.            Further Agreements and Representations. Each Borrower does hereby:

(a)     ratify, confirm and acknowledge that the statements contained in the foregoing Background are true and complete and that, as amended hereby, the Loan Agreement and the other Loan Documents are in full force and effect and are valid, binding and enforceable against such Borrower and its assets and properties, all in accordance with the terms thereof, as amended;

(b)     covenant and agree to perform all of such Borrower’s obligations under the Loan Agreement and the other Loan Documents, as amended;

(c)     acknowledge and agree that as of the date hereof, such Borrower has no defense, set-off, counterclaim or challenge against the payment of any Obligations or the enforcement of any of the terms of the Loan Agreement or of the other Loan Documents, as amended;

(d)     acknowledge and agree that all representations and warranties of such Borrower contained in the Loan Agreement and/or the other Loan Documents, as amended, are true, accurate and correct on and as of the date hereof as if made on and as of the date hereof;

(e)     represent and warrant that no Default or Event of Default exists;

(f)     covenant and agree that such Borrower’s failure to comply with any of the terms of this Amendment or any other instrument or agreement executed or delivered in connection herewith, shall constitute an Event of Default under the Loan Agreement and each of the other Loan Documents; and

(g)     acknowledge and agree that nothing contained herein, and no actions taken pursuant to the terms hereof, are intended to constitute a novation of any of the Notes, the Loan Agreement or of any of the other Loan Documents and does not constitute a release, termination or waiver of any existing Event of Default or of any of the liens, security interests, rights or remedies granted to the Agent in any of the Loan Documents, which liens, security interests, rights and remedies are hereby expressly ratified, confirmed, extended and continued as security for all Obligations.

Each Borrower acknowledges and agrees that Agent and the Banks are relying on the foregoing agreements, confirmations, representations and warranties of such Borrower and the other agreements, representations and warranties of such Borrower contained herein in agreeing to the amendments contained in this Amendment.

10.        Fees, Cost, Expenses and Expenditures. Borrowers will pay all of Agent’s expenses in connection with the review, preparation, negotiation, documentation and closing of this Amendment and the consummation of the transactions contemplated hereunder, including without limitation, fees, disbursements, expenses and disbursements of counsel retained by Agent and all fees related to filings, recording of documents, searches, environmental assessments and appraisal reports, whether or not the transactions contemplated hereunder are consummated.

11.          No Waiver. Nothing contained herein constitutes an agreement or obligation by Agent to grant any further amendments to the Loan Agreement or any of the other Loan Documents. Nothing contained herein constitutes a waiver or release by Agent of any Event of Default or of any rights or remedies available to Agent under the Loan Documents or at law or in equity.

12.          Inconsistencies. To the extent of any inconsistencies between the terms and conditions of this Amendment and the terms and conditions of the Loan Agreement or the other Loan Documents, the terms and conditions of this Amendment shall prevail. All terms and conditions of the Loan Agreement and other Loan Documents not inconsistent herewith shall remain in full force and effect and are hereby ratified and confirmed by Borrowers.

13.          Binding Effect. This Amendment, upon due execution hereof, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

14.          Governing Law. This Amendment shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflict of law principles.

15.          Severability. The provisions of this Amendment and all other Loan Documents are deemed to be severable, and the invalidity or unenforceability of any provision shall not affect or impair the remaining provisions which shall continue in full force and effect.

16.          Modifications. No modification of this Amendment or any of the Loan Documents shall be binding or enforceable unless in writing and signed by or on behalf of the party against whom enforcement is sought.

17.          Headings. The headings of the Articles, Sections, paragraphs and clauses of this Amendment are inserted for convenience only and shall not be deemed to constitute a part of this Amendment.

18.          Counterparts. This Amendment may be executed in multiple counterparts, each of which shall constitute an original and all of which together shall constitute the same agreement.

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Amendment to be executed the day and year first above written.

J & J SNACK FOODS CORP.

By: /s/ Dennis G. Moore

Dennis G. Moore, Senior Vice President

J & J Snack Foods Investment Corp.
The ICEE Company
J & J Snack Foods Corp. of California
J & J Snack Foods Corp./Mia
J & J Snack Foods Corp. of Pennsylvania
J & J Snack Foods Sales Corp.
J & J Snack Foods Transport Corp.
J & J Restaurant Group, L.L.C.
Bakers Best Snack Food Corp.
Pretzels, Inc.
Federal Pretzel Baking Company, L.L.C.
Country Home Bakers, L.L.C.
ICEE of Hawaii, Inc.
DADDY RAY’S, Inc.
Hom/Ade Foods, Inc.
J & J Snack Foods Handhelds Corp. New York Pretzel, LLC Swirl Holdings Corporation Philly’s Famous Water Ice, Inc. J & J Snack Foods Online Sales Corp. Pachyderm Insurance Company

By: /s/ Dennis G. Moore

Dennis G. Moore, Vice President

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CITIZENS BANK OF PENNSYLVANIA,
as Agent and as a Bank

By:	/s/ Pamela L. Hansen
Pamela L. Hansen, Senior Vice President

Commitment: $25,000,000.00

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WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Bank

By:	/s/ Barbara L. Martinelli
Name:	Barbara L. Martinelli
Title:	Senior Vice President

Commitment: $25,000,000.00